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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             For the month of August

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
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                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        FUTUREMEDIA PLC,
                                        an English public limited company

                                        By:  /s/ Leonard Fertig
                                             -----------------------------------
                                             Leonard Fertig
                                             Chief Executive Officer

Date:  August 15, 2005

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                  FUTUREMEDIA OPENS E-LEARNING PORTAL FOR BUPA,
             BRITAIN'S LEADING PRIVATE HEALTH AND CARE ORGANIZATION

    BRIGHTON, England, Aug. 15 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDAY), a leading European e-learning content and managed benefits services provider, today announced the launch of a virtual learning community portal for BUPA UK membership.

    Leonard M. Fertig, CEO of Futuremedia plc, said, "For Futuremedia, the launch of this highly customized portal signals an additional opportunity to build on our service to BUPA and to offer the latest developments in learning communities. This new contract further reinforces the reputation of Futuremedia in the marketplace as an innovator and leader in building learning communities, strengthening our reputation and motivating the creation of more sustainable learning initiatives. The BUPA virtual community will provide learning to over 2,500 employees of BUPA UK Membership and in doing will become a valuable community resource."

    Clare Shell, e-Hr Consultant for BUPA UK Membership, said, "We are pleased to expand our relationship with Futuremedia and tap its e-learning expertise. The BUPA portal creates a new channel for aligning many specific learning initiatives with key developments in our business. It offers a secure and dynamic space for sharing new ideas; a single point of information and communication for all learning needs; a personalized learning experience; and an enhanced way of managing online learning, including learning sets and expert forums."

    About BUPA:

    BUPA is an international health and care company with bases on three continents and more than seven million customers. As a provident association, BUPA does not have shareholders and reinvests its surpluses back into the business. BUPA's main interests are health insurance, hospitals, care services for older people, health assessments and childcare services.

    About Futuremedia:

    Futuremedia plc is a leading provider of value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative (HCI), childcare voucher system and tax-free bicycle programs.

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    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding employee uptake under new contracts, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with new contracts such as the BUPA contract (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control), risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             08/15/2005
    /CONTACT:  Mike Smargiassi, or Corey Kinger, both of Brainerd
Communicators, Inc., +1-212-986-6667, or ir@futuremedia.co.uk /
    /Web site:  http://www.futuremedia.co.uk /
    (FMDAY)

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